UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

  (Amendment No. 1) *

Hims & Hers Health, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

433000 106

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 433000 106	13G	Page 2 of 10 Pages

1.	NAME OF REPORTING PERSON(S) Thrive Capital Partners V, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,199,520
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,199,520

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,199,520
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.6%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 433000 106	13G	Page 3 of 10 Pages

1.	NAME OF REPORTING PERSON(S) Claremount V Associates, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,199,520
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,199,520

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,199,520
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.6%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 433000 106	13G	Page 4 of 10 Pages

1.	NAME OF REPORTING PERSON(S) Thrive Partners V GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,199,520
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,199,520

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,199,520
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.6%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 433000 106	13G	Page 5 of 10 Pages

1.	NAME OF REPORTING PERSON(S) Joshua Kushner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,202,616
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,202,616

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,202,616
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.6%
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 433000 106	13G	Page 6 of 10 Pages

Item 1(a).	Name of Issuer:

Hims & Hers Health, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2269 Chestnut Street, #523, San Francisco, California 94123

Item 2(a).	Names of Persons Filing:

The names of the persons filing this report (collectively, the “Reporting Persons”) are:

Thrive Capital Partners V, L.P. (“Thrive V”)

Claremount V Associates, L.P. (“Claremount V”)

Thrive Partners V GP, LLC (“Thrive GP”)

Joshua Kushner (“Kushner”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is c/o Thrive Capital, 295 Lafayette Street, Suite 701, New York, NY 10012.

Item 2(c).	Citizenship:

Each of Thrive V and Claremount V is a Delaware limited partnership. Thrive GP is a Delaware limited liability company. Kushner is a United States citizen.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.0001 (“Class A Common Stock”)

Item 2(e).	CUSIP Number:

433000 106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 433000 106	13G	Page 7 of 10 Pages

Item 4.	Ownership.

(a)	Amount Beneficially Owned: As of December 31, 2021, Thrive V holds 3,141,447 shares of Class A Common Stock (the “Thrive V Shares”). As of December 31, 2021, Claremount V holds 58,073 shares of Class A Common Stock (the “Claremount V Shares” and, together with the Thrive V Shares, the “Fund V Shares”). As of December 31, 2021, Slow Claremount IV, Ltd. (“Slow Claremount IV”) holds 3,096 shares of Class A Common Stock (the “Slow Claremount IV Shares”, and together with the Thrive V Shares and Claremount V Shares, the “Shares”). By virtue of their relationship as affiliated entities who share a controlling entity, Thrive V and Claremount V may be deemed to share the power to direct the disposition and vote of the Fund V Shares. Thrive V and Claremount V may therefore be deemed to beneficially own 3,199,520 shares of Class A Common Stock. As the sole general partner of Thrive V and Claremount V, Thrive GP may be deemed to beneficially own the Fund V Shares. As the sole managing member of Thrive GP and a director of Slow Claremount IV, Kushner also may be deemed to beneficially own the Shares.

(b)	Percent of Class: See Line 11 of cover sheets. The percentages set forth on the cover sheet for each Reporting Person are calculated based on 195,535,515 shares of Class A Common Stock issued and outstanding as of November 5, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on November 11, 2021.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Line 5 of cover sheets.

(ii)	shared power to vote or to direct the vote: See Line 6 of cover sheets.

(iii)	sole power to dispose or to direct the disposition of: See Line 7 of cover sheets.

(iv)	shared power to dispose or to direct the disposition of: See Line 8 of cover sheets.

Each Reporting Person disclaims beneficial ownership of such Class A Common Stock except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Each Reporting Person has ceased to beneficially own five percent (5%) or more of the Issuer’s outstanding Class A Common Stock.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

CUSIP No. 433000 106	13G	Page 8 of 10 Pages

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 433000 106	13G	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:     February 10, 2022

THRIVE CAPITAL PARTNERS V, L.P.

By:      Thrive Partners V GP, LLC

By:      /s/ Joshua Kushner

Name: Joshua Kushner

Title: Managing Member

CLAREMOUNT V ASSOCIATES, L.P.

By:      Thrive Partners V GP, LLC

By:      /s/ Joshua Kushner

Name: Joshua Kushner

Title: Managing Member

THRIVE PARTNERS V GP, LLC

By:      /s/ Joshua Kushner

Name: Joshua Kushner

Title: Managing Member

/s/ Joshua Kushner

Joshua Kushner

CUSIP No. 433000 106	13G	Page 10 of 10 Pages

EXHIBIT 1

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Hims & Hers Health, Inc.

Executed this 10th day of February, 2022.

THRIVE CAPITAL PARTNERS V, L.P.

By:      Thrive Partners V GP, LLC

By:      /s/ Joshua Kushner

Name: Joshua Kushner

Title: Managing Member

CLAREMOUNT V ASSOCIATES, L.P.

By:      Thrive Partners V GP, LLC

By:      /s/ Joshua Kushner

Name: Joshua Kushner

Title: Managing Member

THRIVE PARTNERS V GP, LLC

By:      /s/ Joshua Kushner

Name: Joshua Kushner

Title: Managing Member

/s/ Joshua Kushner

Joshua Kushner